Exhibit 99.2

Vertical Aerospace Ltd

Unaudited Condensed Consolidated Interim Financial Information for the six months ended June 30, 2022 and June 30, 2021

Contents

Unaudited Condensed Consolidated Interim Statements of Income and Comprehensive Income for the six months periods ended June 30, 2022 and June 30, 2021	2

Unaudited Condensed Consolidated Interim Statements of Financial Position as of June 30, 2022 and December 31, 2021	3

Unaudited Condensed Consolidated Interim Statements of Cash Flows for the six months periods ended June 30, 2022 and June 30, 2021	4

Unaudited Condensed Consolidated Interim Statements of Changes in Equity for the six months periods ended June 30, 2022 and June 30, 2021	5

Notes to the Unaudited Condensed Consolidated Interim Financial Information	6

Vertical Aerospace Ltd

Unaudited Condensed Consolidated Interim Statements of Income and Comprehensive Income

		6 months ended	6 months ended
		June 30,	June 30,
	Note	2022	2021
		£ 000	£ 000
Revenue		—	66
Cost of sales		—	(25)
Gross profit		—	41
Research and development expenses	5	(19,396)	(7,747)
Administrative expenses	5	(23,466)	(23,890)
Related party administrative expenses	5	—	(127)
Other operating income	4	3,407	9,686
Operating loss		(39,455)	(22,037)
Finance income	6	42,497	—
Finance costs	6	(20,063)	(37)
Related party finance costs		—	(483)
Net finance income/ (costs)		22,434	(520)
Loss before tax		(17,021)	(22,557)
Income tax expense		—	—
Net loss for the period		(17,021)	(22,557)
Foreign exchange translation differences		9,482	—
Total comprehensive loss for the period		(7,539)	(22,557)

		£	£
Basic and diluted loss per share	7	(0.10)	(0.20)

The accompanying accounting policies and notes form an integral part of these consolidated financial statements.

Items of other comprehensive income may be reclassified to profit or loss.

Vertical Aerospace Ltd

Unaudited Condensed Consolidated Interim Statements of Financial Position

		June 30,	December 31,
	Note	2022	2021
		£ 000	£ 000
Assets
Non-current assets
Property, plant and equipment		1,738	1,834
Right of use assets		2,112	1,969
Intangible assets		4,028	4,208
		7,878	8,011
Current assets
Trade and other receivables	8	14,157	12,658
Cash at bank		157,552	212,660
		171,709	225,318
Total assets		179,587	233,329
Equity
Share capital	9	16	16
Other reserve	9	80,271	63,314
Share premium	9	249,103	248,354
Accumulated deficit		(267,064)	(250,123)
Total equity		62,326	61,561
Non-current liabilities
Long term lease liabilities		1,683	1,580
Provisions		98	95
Derivative financial liabilities	13	92,450	112,799
Trade and other payables	10	6,632	5,975
		100,863	120,449
Current liabilities
Short term lease liabilities		426	362
Warrant liabilities	11	6,187	10,730
Trade and other payables	10	9,785	40,227
		16,398	51,319
Total liabilities		117,261	171,768
Total equity and liabilities		179,587	233,329

The accompanying accounting policies and notes form an integral part of these consolidated financial statements.

Vertical Aerospace Ltd

Unaudited Condensed Consolidated Interim Statements of Cash Flows

			6 months
		6 months ended	ended
		June 30,	June 30,
	Note	2022	2021
		£ 000	£ 000
Cash flows from operating activities
Net loss for the period		(17,021)	(22,557)
Adjustments to cash flows from non-cash items
Depreciation and amortization	5	832	330
Depreciation on right of use assets	5	189	70
Finance (income)/costs	6	(22,434)	37
Related party finance costs	6	—	483
Share based payment transactions	12, 6	7,294	16,815
Net exchange rate differences		4,694	—
Income tax expense/(benefit)		—	(4)
		(26,446)	(4,826)
Working capital adjustments
(Increase) in trade and other receivables	8	(1,499)	(7,654)
(Decrease)/increase in trade and other payables	10	(30,442)	2,160
Net cash flows used in operating activities		(58,387)	(10,320)
Cash flows from investing activities
Acquisitions of property plant and equipment		(167)	(147)
Acquisition of intangible assets		(393)	(349)
Net cash flows used in investing activities		(560)	(496)
Cash flows from financing activities
Proceeds from secured convertible notes	13	—	25,000
Proceeds from related party borrowings		—	2,208
Payments to lease creditors		(235)	(87)
Net cash flows (used)/generated from financing activities		(235)	27,121
Net (decrease)/increase in cash at bank		(59,182)	16,305
Cash at bank, beginning of the period		212,660	839
Effect of foreign exchange rate changes		4,074	—
Cash at bank, end of the period		157,552	17,144

The accompanying accounting policies and notes form an integral part of these Unaudited Condensed Consolidated Interim Statements.

Vertical Aerospace Ltd

Unaudited Condensed Consolidated Interim Statements of Changes in Equity

		Share	Share	Net parent	Other	Accumulated
	Note	capital	premium	investment	reserves	deficit	Total
		£ 000	£ 000	£ 000	£ 000	£ 000	£ 000
At January 1, 2021		—	—	—	4,117	(5,055)	(938)
Loss for the period		—	—	—	—	(22,557)	(22,557)
New share capital subscribed	9	—	9,000	—	—	—	9,000
Share based payment transactions	9	—	16,739	—	—	76	16,815
At June 30, 2021		—	25,739	—	4,117	(27,536)	2,320

		Share	Share	Other	Accumulated
	Note	capital	premium	reserves	deficit	Total
		£ 000	£ 000	£ 000	£ 000	£ 000
At January 1, 2022		16	248,354	63,314	(250,123)	61,561
Loss for the period		—	—		(17,021)	(17,021)
Translation differences		—	—	9,482	—	9,482
Total comprehensive loss		—	—	9,482	(17,021)	(7,539)
Share based payment transactions	9,12	—	749	6,465	80	7,294
Reclassification of warrants	11	—	—	1,010	—	1,010
At June 30, 2022		16	249,103	80,271	(267,064)	62,326

The accompanying accounting policies and notes form an integral part of these consolidated financial statements.

Vertical Aerospace Ltd

Notes to the Unaudited Condensed Consolidated Interim Financial Information for the six months ended June 30, 2022 and June 30, 2021

1General information

Vertical Aerospace Ltd (the “Company”, or the “Group” if together with its subsidiaries) is incorporated under the Companies Law (as amended) of the Cayman Island.

The address of its principal executive office is: Unit 1 Camwal Court, Bristol, United Kingdom. The Company’s shares are listed on the New York Stock Exchange.

The ultimate controlling party is Stephen Fitzpatrick.

These financial statements are presented in pounds sterling and all values are rounded to the nearest thousand (£’000) except when otherwise indicated. These financial statements were approved by the board of directors on August 4, 2022.

Principal activities

The principal activity of the Company and its wholly owned subsidiary, Vertical Aerospace Group Ltd (“VAGL”), is the development and commercialization of vertical take-off and landing electrically powered aircraft (“eVTOL”). The Group’s main operations are in the United Kingdom.

2Significant accounting policies

Basis of preparation

This unaudited condensed consolidated interim financial report for the half-year reporting period ended 30 June 2022 has been prepared in accordance with International Financial Reporting Standards (IFRS) applicable to the preparation of interim financial statements, IAS 34 Interim Financial Reporting.

The interim report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the annual report for the year ended 31 December 2021.

The accounting policies adopted are consistent with those of the previous financial year.

The unaudited condensed consolidated interim financial report has been prepared on a historical cost basis, as modified by the revaluation of certain financial assets and liabilities (including derivative financial instruments) which are recognized at fair value through profit and loss.

Items included in the unaudited condensed consolidated interim financial report are measured using the currency of the primary economic environment in which the entity and its subsidiaries operate (‘the functional currency’). The financial information is presented in pounds sterling (‘£’ or ‘GBP’), which is the Group’s functional and presentation currency, and all amounts are presented in and rounded to the nearest thousand unless otherwise indicated.

Vertical Aerospace Ltd

Notes to the Unaudited Condensed Consolidated Interim Financial Information for the six months ended June 30, 2022 and June 30, 2021 (continued)

2Significant accounting policies (continued)

Basis of consolidation

Vertical Aerospace Ltd is the parent of the Group. Details of the material subsidiaries are as follows:

Name of subsidiary	Principal activity	Registered office	Proportion of ownership interest and voting rights held 2022	2021
Vertical Aerospace Group Limited (“VAGL”)	Development and commercialisation of eVTOL technologies.	Unit 1, Camwal Court, Bristol, United Kingdom BS2 0UW	100%	100%

All intercompany balances and transactions have been eliminated in consolidation.

Significant accounting policies and key accounting estimates

The accounting policies adopted are consistent with those of the previous financial year, with the exception of newly adopted policies as discussed below.

Going concern

Management has prepared a cashflow forecast for the Group and have demonstrated the ability for the Group to continue as a going concern for the foreseeable future, being at least 12 months after approving this report. Therefore, management has prepared the financial information on a going concern basis.

The Group is currently in the research and development phase of its journey to commercialization of eVTOL technology. It is generating minimal revenue.

Management has prepared a cash flow model detailing the cash inflows and outflows of the Group. There are inherent risks in producing a forecast given the complexities of working in an emerging industry. For example, components needed for the development of the eVTOL prototypes may prove more costly than anticipated. As such, there can be no assurance that the timing and costs necessary to complete the development of eVTOL vehicles will prove accurate.

It is evident that future cash is required for the Group to reach the point where it is due to start generating revenues in its business plan. The cashflow forecast for the Group demonstrates that the Group has sufficient cash to fund its activity for a period of 12 months from the date of approval of this report.

Management has assessed the Group’s ability to continue as a going concern for 12 months by modelling several scenarios of varying activity going forward. Given the level of cash invested into the company and the current trajectory, management has concluded that the Group can continue as a going concern for at least 12 months from the date of approving this report.

Changes in accounting policy

A number of amended standards became applicable for the current reporting period. The group did not have to change its accounting policies or make retrospective adjustments as a result of adopting these amended standards

a) Property, Plant and Equipment: Proceeds before Intended Use – Amendments to IAS 16

b) Onerous Contracts – Cost of Fulfilling a Contract – Amendments to IAS 37

c) Annual Improvements to IFRS Standards 2018-2020

d) Reference to the Conceptual Framework – Amendments to IFRS 3.

Vertical Aerospace Ltd

Notes to the Unaudited Condensed Consolidated Interim Financial Information for the six months ended June 30, 2022 and June 30, 2021 (continued)

3Critical accounting judgements and key sources of estimation uncertainty

The preparation of the unaudited condensed consolidated interim financial information in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent liabilities at the date of the financial information and the reported amounts of expenses during the reporting period.

The Company’s most significant estimates and judgments involve valuation of the Company’s stock-based compensation or consideration, including the fair value of common stock and market-based restricted stock units, derivative liabilities. This includes the modification of employee option plans as discussed in note 12.

These estimates are based on historical data and experience, as well as various other factors that management believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Such estimates often require the selection of appropriate valuation methodologies and models and may involve significant judgment in evaluating ranges of assumptions and financial inputs. Actual results may differ from those estimates under different assumptions, financial inputs, or circumstances.

4Other operating income

The analysis of the Group’s other operating income for the period is as follows:

	6 months ended	6 months ended
	June 30,	June 30,
	2022	2021
	£ 000	£ 000
Government grants	1,214	8,999
R&D tax credit	2,193	687
	3,407	9,686

Government grants

At June 30, 2022, the Group had a receivable of £1,241 thousand (June 30, 2021: £8,943 thousand) from the Aerospace Technology Institute (ATI) relating to the research and development of eVTOL technologies. The grant is made to fund research and development expenditure and is recognised in the period to which the expense it is intended to fund relates.

R&D tax credit scheme

The R&D tax credit relates to the UK’s research and development expenditure credit scheme.

Vertical Aerospace Ltd

Notes to the Unaudited Condensed Consolidated Interim Financial Information for the six months ended June 30, 2022 and June 30, 2021 (continued)

5Expenses by nature

Included within administrative expenses, research and development expenses and related party administrative expenses are the following expenses.

	6 months ended	6 months ended
	June 30,	June 30,
	2022	2021
	£ 000	£ 000
Staff costs excluding share-based payment expenses	12,425	5,546
Share based payment expenses	7,294	16,815
Research and development components, parts and tooling	4,771	2,478
Research and development consultancy	7,936	625
Consultancy costs	990	1,501
Legal and financial advisory costs	1,476	2,060
Software costs	1,438	497
Related party administrative expenses	—	127
Insurance expenses	1,729	15
Other administrative expenses	3,774	1,670
Expense on short term leases	8	30
Depreciation expense	260	162
Amortisation expense	572	168
Depreciation on right of use assets - Property	189	70
Total administrative and research and development expenses	42,862	31,764

Staff costs excluding share-based payment expenses relates primarily to salary and salary related expenses, including social security and pension contributions. Included within staff costs is £6,689 thousand directly and wholly attributable to research and development activity (June 30, 2021: £3,979 thousand).

Certain amounts in the prior period have been reclassified to conform to the current period presentation.

6Finance income/(costs)

	6 months ended	6 months ended
	June 30,	June 30,
	2022	2021
	£ 000	£ 000
Interest paid on convertible loan notes	(7,005)	—
Interest on loans from related parties	—	(483)
Foreign exchange loss	(12,981)	—
Fair value movements	—	(3)
Interest expense on leases	(67)	(34)
Other	(10)	—
Total finance costs	(20,063)	(520)

Vertical Aerospace Ltd

Notes to the Unaudited Condensed Consolidated Interim Financial Information for the six months ended June 30, 2022 and June 30, 2021 (continued)

6Finance income/(costs) (continued)

	6 months ended	6 months ended
	June 30,	June 30,
	2022	2021
	£ 000	£ 000
Fair value movements on convertible loan notes (note 13)	38,124	—
Fair value movements on warrant liabilities (note 11)	4,373	—
Total finance income	42,497	—

Interest on loans from related parties represented the interest charges by Imagination Industries Ltd, a company wholly owned by Stephen Fitzpatrick.

7Loss per share

Basic earnings per share, in this case a loss per share, is calculated by dividing the loss for the period attributable to ordinary equity holders of the parent by the number of ordinary shares outstanding.

Because a net loss for all period presented has been reported, diluted loss per share is the same as basic loss per share. Therefore, all potentially dilutive common stock equivalents are antidilutive and have been excluded from the calculation of net loss per share.

The calculation of loss per share is based on the following data:

	6 months ended	6 months ended
	June 30,	June 30,
	2022	2021
	£ 000	£ 000
Net loss for the period	(17,021)	(22,557)
	£	£
Basic and diluted loss per share	(0.10)	(0.20)

	No. of shares	No. of shares
Weighted average issued shares	178,329,218	115,155,683

8Trade and other receivables

	June 30,	December 31,
	2022	2021
	£ 000	£ 000
Government receivables	7,440	5,415
Prepayments	4,203	6,571
Other receivables	2,514	672
	14,157	12,658

Included within Government receivables is £4,909 thousand for the R&D tax credit receivable (December 31, 2021: £2,716 thousand).

9Share capital and reserves

Allotted, called up and fully paid shares

Vertical Aerospace Ltd

Notes to the Unaudited Condensed Consolidated Interim Financial Information for the six months ended June 30, 2022 and June 30, 2021 (continued)

	June 30,		December 31,
	2022		2021
	No.	£	No.	£
Ordinary of $0.0001 each	209,285,392	15,814	209,135,382	15,804
	209,285,392	15,814	209,135,382	15,804

In addition 101,350,565 shares had been authorised for allotment at June 30, 2022.

Other reserves

During the period other reserves increased by £1,010 thousand as a result of the reclassification of warrants (note 11) and £6,465 thousand as a result of the modification of the EMI scheme (note 12); and £9,482 thousand reflecting cumulative translation differences.

Share Premium

On June 5, 2022 a total of 150,000 shares were issued resulting in increase in share premium of £749 thousand.

10Trade and other payables

Amounts falling due within one year:

	June 30,	December 31,
	2022	2021
	£ 000	£ 000
Trade payables	1,861	6,715
Accrued expenses	7,145	26,358
Social security and other taxes	602	7,145
Outstanding defined contribution pension costs	177	9
	9,785	40,227

Amounts falling due after more than one year:

	June 30,	December 31,
	2022	2021
	£ 000	£ 000
Deferred transaction fee payable	6,632	5,975

The Group’s exposure to market and liquidity risks, including maturity analysis, related to trade and other payables is disclosed in note 15 Financial risk management and impairment of financial assets.

Vertical Aerospace Ltd

Notes to the Unaudited Condensed Consolidated Interim Financial Information for the six months ended June 30, 2022 and June 30, 2021 (continued)

11Warrant Liability

As at June 30, 2022 and December 31, 2021 the following warrants were issued but not exercised and therefore recorded as a liability:

	June 30,	December 31,
	2022	2021
	Number	Number
Public Warrants	15,265,136	15,265,146
Mudrick Warrants	4,000,000	4,000,000
MWC Options	—	2,000,000
Outstanding, end of period	19,265,136	21,265,146

Recorded as a liability, the following shows the change in fair value during the period ended June 30, 2022:

£ 000
December 31, 2021	10,730
Addition/(Disposal) of private placement warrants	—
Reclassification of MWC Options to equity	(1,010)
Change in fair value	(4,373)
Exchange differences on translation	840
June 30, 2022	6,187

Each public warrant entitles the registered holder to purchase one share of common stock at a price of $11.50 per share. Once the public warrants become exercisable, the Company may redeem the public warrants at a price of $0.01 per public warrant if the closing price of the common stock equals or exceeds $18.00 per share for any 20 trading days within a 30-trading day period.

12Share-based payments

Scheme details and movements

On September 11, 2020, the VAGL implemented an Enterprise Management Incentive (“EMI”) scheme. An EMI scheme is a tax advantaged share scheme that can be operated by qualifying companies. The scheme comprised options over B ordinary shares which are exercisable over a set period, dependent upon when the employee joined the scheme.

On March 15, 2022 the scheme was modified. This modification reflects the revised capital structure of the Company following completion of the Business Combination transaction. As part of this modification, all option holders exchanged their options held in VAGL for newly issued options in the Company. This modification resulted in a charge of £6,545 thousand, which is reflected in this financial information.

The movements in the number of EMI share options during the period were as follows:

	June 30,	December 31,
	2022	2021
	Number	Number
Outstanding, start of period	19,670	16,817
Granted during the period	—	3,147
Grant arising due to scheme modification	23,213,933	—
Forfeited during the period	(1,576,948)	(294)
Outstanding, end of period	21,656,655	19,670

In addition, Marcus Waley-Cohen (MWC) was granted 2,000,000 options during the period ending December 31, 2021.

Vertical Aerospace Ltd

Notes to the Unaudited Condensed Consolidated Interim Financial Information for the six months ended June 30, 2022 and June 30, 2021 (continued)

12Share-based payments (continued)

The original EMI share options granted were all granted prior to March 31, 2021. The modification that occurred on March 15, 2022 resulted in 23,213,933 additional replacement options being granted.

The movements in the weighted average exercise price of share options during the period were as follows:

	June 30,	December 31,
	2022	2021
	£	£
Outstanding, start of period	308.06	143.28
Granted during the period	—	1,178.94
Grant arising due to scheme modification	0.23	—
Forfeited during the period	0.83	204.00
Outstanding, end of period	0.19	308.06

The exercise price of share options granted during the period is based upon the modification of the scheme to reflect the revised capital structure of the Company.

Outstanding share options

Details of share options outstanding at the end of the period are as follows:

	June 30,	December 31,
	2022	2021
Weighted average exercise price (£)	0.19	308.06
Number of share options outstanding	21,656,655	19,670
Expected weighted average remaining vesting period (years)	2.64	1.12

The number of options which were exercisable at June 30, 2022 were 9,594,507 (December 31, 2021: 7,715) with exercise prices ranging from £0.03 to £1.18.

Fair value of options granted

The weighted average fair value per option of options granted during the period at measurement date was £0.52 (December 31, 2021: £31.97).

The option pricing model used was Black Scholes and the main inputs are set out in the table below.

	June 30,	December 31,
	2022	2021
Average share price at date of grant (£)	5.38	492.42
Expected volatility (%)	50.00	50.00
Vesting period in years	2.75	4.00
Risk-free interest rate (%)	1.25	0.28

Volatility

Given the lack of share price history, volatility has been estimated with reference to other industry competitors, on a listed stock market, with a premium attached for various uncertainties.

Vertical Aerospace Ltd

Notes to the Unaudited Condensed Consolidated Interim Financial Information for the six months ended June 30, 2022 and June 30, 2021 (continued)

12Share-based payments (continued)

Share based payments charge

During the period, a charge of £6,465 thousand was recognised within other reserves and £80 thousand within retained earnings for equity settled share-based payment transactions in relation to employees (June 30, 2021: £76 thousand). An additional £749 thousand was recognised with respect to third parties. Refer to note 5 Expenses by nature.

13Derivative financial liabilities

Convertible Senior Secured Notes consists of the following:

Mudrick
£ 000
As at December 31, 2021	112,799
Fair value movements	(38,124)
Interest paid	7,005
Exchange differences on translation	10,770
As at June 30, 2022	92,450

On December 16, 2021 Mudrick Capital Management purchased Convertible Senior Secured Notes of an aggregate principal amount of £151,000 thousand ($200,000 thousand) for an aggregate purchase price of £145,000 thousand ($192,000 thousand). The Convertible Senior Secured Notes are initially convertible into up to 18,181,820 ordinary shares at an initial conversion rate of 90.9091 ordinary shares per £824 ($1,000).

In accordance with IFRS 9, this is treated as a hybrid instrument and is designated it in entirety as fair value through profit or loss. The valuation methods and assumptions are shown in note 14.

The Company has elected pay interest in-kind at 9% per annum. Interest is paid semi-annually in arrears and on June 15, 2022 the Company authorised the payment of interest by increasing the nominal amount of the outstanding Convertible Senior Secured Notes by £7,005 thousand ($8,950 thousand).

Several covenants exist including retention of $10 million cash. Accordingly, cash at bank includes £8,235 thousand deemed to be restricted as at June 30, 2022.

14Financial instruments

To provide an indication about the reliability of the inputs used in determining fair value, the Company classifies its financial instruments into the three levels prescribed under the accounting standards.

Financial liabilities at fair value through profit and loss:

	June 30, 2022			December 31, 2021
	£000			£000
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Convertible Senior Secured Notes	—	—	92,450	—	—	112,799
Warrant liabilities	6,187	—	—	10,730	—	—
	6,187	—	92,450	10,730	—	112,799

The fair value of financial instruments is deemed to be equivalent to the carrying value.

Vertical Aerospace Ltd

Notes to the Unaudited Condensed Consolidated Interim Financial Information for the six months ended June 30, 2022 and June 30, 2021 (continued)

14Financial instruments (continued)

Level 1: The fair value of financial instruments traded in active is based on quoted market prices at the end of the reporting period. As such, warrants issued but not exercised are valued with reference to the observable market price as at the period end date ($0.39 per warrant).

Level 3: If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3. This is the case for the issued Convertible Senior Secured Notes.

The fair value of the convertible senior secured notes has been estimated using a binomial lattice framework. The following inputs have been used:

	June 30, 2022	December 31, 2021
Risk-free rate	3.00%	1.25%
Dividend yield	—	—
Volatility	52.5%	52.5%
Credit spread	21.8%	21.8%

No changes were made during the period ended June 30, 2022 to the valuation techniques applied as at December 31, 2021.

15Financial risk management and impairment of financial assets

The Group’s activities expose it to a variety of financial risks including market risk, credit risk, foreign exchange risk and liquidity risk.

Credit risk

Credit risk is the risk of financial loss to the Group if a counterparty to a financial instrument fails to meet its contractual obligations, arising principally from prepayments to suppliers and deposits with the Group’s bank.

Also included in Cash at bank is £8,235 thousand deemed to be restricted as at June 30, 2022.

The carrying amount of financial assets represents the maximum credit exposure. Therefore, the maximum exposure to credit risk at the balance sheet date was £9,248 thousand (December 31, 2021: £672 thousand) being the total of the carrying amount of financial assets, including contractual receivables but excluding R&D tax credits receivables and cash.

The allowance account of trade receivables is used to record impairment losses unless the Group is satisfied that no recovery of the amount owing is possible; at that point the amounts considered irrecoverable are written off against the trade receivables directly. The Group provides for impairment losses based on estimated irrecoverable amounts determined by reference to specific circumstances and the experience of management of debtor default in the industry.

On that basis, the loss allowance as at June 30, 2022 and December 31, 2021 was determined as £nil for trade receivables.

Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Group’s financial position. The Group’s principal exposure to market risk is exposure to foreign exchange rate fluctuations. There are currently no currency forwards, options, or swaps to hedge this exposure.

Vertical Aerospace Ltd

Notes to the Unaudited Condensed Consolidated Interim Financial Information for the six months ended June 30, 2022 and June 30, 2021 (continued)

15Financial risk management and impairment of financial assets (continued)

Foreign exchange risk

The Group is exposed to foreign exchange risk arising from exposure to various currencies in the ordinary course of business. The Group received funding in USD, and subsequently holds cash in both USD and GBP. The majority of the Group’s trading costs are in GBP. The Group also has supply contracts denominated in USD and EUR. The Group holds sufficient cash in both USD and GBP to satisfy its trading costs in each of these currencies. The Company may be exposed to material foreign exchange risk in subsequent period as a result of the significance of the USD denominated Convertible Senior Secured Notes in particular relative to USD cash deposits held (which were $47,999 thousand at June 30, 2022) and which are expected to decline as expenses are incurred until future funding is secured.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Group’s management uses short and long-term cash flow forecasts to manage liquidity risk. Forecasts are supplemented by sensitivity analysis which is used to assess funding adequacy for at least a 12-month period. The Company manages its cash resources to ensure it has sufficient funds to meet all expected demands as they fall due.

Maturity analysis

		Between 2 and 5	After more than
	Within 1 year	years	5 years	Total
30 June 2022	£ 000	£ 000	£ 000	£ 000
Trade and other payables	9,785	6,730	—	16,515
Lease liabilities	426	1,515	168	2,109
Convertible senior secured notes	—	92,450	—	92,450
	10,211	100,695	168	111,074

31 December 2021
Trade and other payables	40,227	5,975	—	46,202
Lease liabilities	362	1,343	237	1,942
Convertible senior secured notes	—	112,799	—	112,799
	40,589	120,117	237	160,943

Capital management

The Group’s objective when managing capital is to ensure the Group continues as a going concern; and grows in a sustainable manner. Given the ongoing development of eVTOL aircraft with minimal revenues, the Group relies on funding raised from the Business Combination transaction and other equity investors. Cash flow forecasting is performed on a regular basis which includes rolling forecasts of the Group’s liquidity requirements to ensure that the Group has sufficient cash to meet operational needs.

Vertical Aerospace Ltd

Notes to the Unaudited Condensed Consolidated Interim Financial Information for the six months ended June 30, 2022 and June 30, 2021 (continued)

16Related party transactions

Key management personnel compensation

Key management personnel are the members of the Board.

	June 30,	June 30,
	2022	2021
	£ 000	£ 000
Salaries and other short term employee benefits	629	140
Payments to defined contribution pension schemes	8	7
Share-based payments	79	76
	716	223

On September 11, 2020, the Group implemented an Enterprise Management Incentive scheme. The scheme comprises options over ordinary shares which are exercisable over a set period, dependent upon when the employee joined the scheme.

Reflecting the Company structure at the time, the individuals eligible and included within this scheme were key employees at the time of option granting. Therefore, the charge recognised upon the vesting of these options is included within key management personal compensation.

The impact of the modification to this scheme on March 15, 2022 is not included within key management personnel compensation.

The total charge recognised in relation to this modification is £6,545 thousand, of which £4,434 thousand relates to individuals who are members of the Board as at the date of the modification.

Summary of transactions with other related parties

During the period ending June 30, 2022 Imagination Industries Ltd did not pay compensation to any Directors (2021: Two) on behalf of the Group; did not advance any loan funds (June 30, 2021: £2,945,000) to the Group; and did not charge the Group any management fees (June 30, 2021: £127,000).

On 1 January, 2022 Domhnal Slattery was appointed chairman of the board of directors since January 2022. Domhnal Slattery is also the Chief Executive Officer of Avolon.